Exhibit (a)(10)

April 3, 2014

Dear Members of the Board:

This letter acknowledges receipt of the letter from Messrs. Glyn Jones and Chris O’Kane on March 18, 2014 advising us that the Aspen Board of Directors had rejected Endurance’s proposal for a combination of our two companies, as set forth in our letter of February 18, 2014, and was refusing to pursue the matter further. We are very disappointed that, despite our numerous requests to engage with you in substantive discussions over the past two months, Endurance’s proposal was summarily rejected without Aspen speaking with us at all.

We remain fully committed to pursuing a transaction and stand by the terms of our letter of February 18th and the compelling value proposition it presents for Aspen’s shareholders, including:

•	Premium valuation: Endurance proposes to acquire 100% of Aspen’s fully diluted shares at a purchase price of $47.50 per share, which represents a 23% premium to Aspen’s volume weighted average price for the last 30 days, and a 15% premium to Aspen’s all-time high share price.

•	Significant cash consideration election: Transaction consideration includes 40% cash and 60% Endurance shares, allowing Aspen shareholders who wish to do so to monetize a meaningful portion of their investment at a significant premium.

•	Financing: We have received a commitment letter from an investor group led by funds advised by CVC Capital Partners Advisory (U.S.), Inc. to fund the cash consideration.

•	Compelling strategic rationale: This is a unique, transformative transaction that would position the combined company as a global leader. The benefits to each of our companies include: (1) increased scale and market presence, (2) a diversified platform across products and geographies, (3) enhanced profitability, and (4) a strengthened balance sheet and capital position.

Our proposal delivers superior value compared to that which Aspen could achieve under its standalone plan. For those Aspen shareholders who wish to receive cash, the proposed value today exceeds the future value of 2 years of returns under your publicly stated 10% ROE target. For those Aspen shareholders who elect to remain invested in the combined company, our proposal provides the same significant up-front premium as well as the opportunity to participate in a combined company with meaningfully improved earnings and ROE, with significant additional upside opportunity over time. For your reference, the attached slides illustrate the financial merits of our proposal, both near-term and longer term.

We are both resolute in regard to the proposed transaction and confident that your shareholders would view the substantial financial and other benefits of the proposed transaction very favorably. While we would prefer to engage in a constructive and confidential dialogue with you, should Aspen continue to refuse to meaningfully engage with us, we will have no choice but to present our proposal directly to your shareholders.

We are sending this letter out of our enthusiasm for the extraordinary opportunity we have to create value for our respective shareholders, one that we cannot allow to pass. I remain available to discuss any questions you may have regarding Endurance’s proposal.

Additionally, you or your advisors may contact Eric Bischof, Managing Director of Morgan Stanley, at 212-761-7811. We look forward to commencing substantive discussions with Aspen regarding our proposal in the coming days.

Yours sincerely,

/s/ John R. Charman

John R. Charman

Chairman and Chief Executive Officer

Endurance Specialty Holdings Ltd.